Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six months ended June 30, 2012	Year ended December 31, 2011
Pretax income from operations:
Net income	$124.8	$335.7
Add income tax expense (benefit)	72.0	(29.5)
Pretax income from operations	196.8	306.2
Add fixed charges:
Interest expense on corporate debt	34.1	76.3
Interest expense on investment borrowings and borrowings related to variable interest entities	23.4	37.8
Interest added to policyholder account balances	132.8	282.5
Portion of rental (a)	6.6	13.1
Fixed charges	196.9	409.7
Adjusted earnings	$393.7	$715.9
Ratio of earnings to fixed charges	2.00X	1.75X
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(a)	Interest portion of rental is estimated to be 33 percent.